Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Quality Municipal Income Fund f/k/a
Nuveen Dividend Advantage Municipal Fund
811-09297


The Board of the above referenced Fund approved changes to the Funds investment policies regarding
AMT securities. The Fund added an AMT policy that the Fund will invest no more than 20% in AMT-eligible municipal securities.